NEXPOINT DISCOUNT STRATEGIES FUND

300 Crescent Court, Suite 700

Dallas, Texas 75201

March 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Withdrawal of NexPoint Discount Strategies Fund Registration Statement on Form N-2

      File Nos.: 811-23143, 333-209894

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, NexPoint Discount Strategies Fund (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form N-2 (File Nos. 811-23143, 333-209894), as filed with the Commission via EDGAR on March 3, 2016 (Accession No. 0001193125-16-490414), and as amended by Pre-Effective Amendment No. 1 as filed with the Commission via EDGAR on May 16, 2016 (Accession No. 0001193125-16-590698) and Pre-Effective Amendment No. 2 as filed with the Commission via EDGAR on June 27, 2018 (Accession No. 0001193125-18-205417) (collectively, the “Registration Statement”).

The Registrant submits this request for withdrawal as, subsequent to the filing of the Registration Statement, the Registrant determined not to pursue the contemplated additional public offering of the securities covered by the Registration Statement and no additional action was taken towards making such additional public offering.

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Jon-Luc Dupuy at K&L Gates LLP, counsel to the Registrant, at (617) 261-3146.

Sincerely,

/s/ Frank Waterhouse
Frank Waterhouse
Treasurer, Principal Accounting Officer and Principal Financial Officer